AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 30, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

ISSUER TENDER OFFER STATEMENT

UNDER SECTION 13(e)(1) OF THE

SECURITIES EXCHANGE ACT OF 1934

Amendment No. 2

THE KOREA FUND, INC.

(Name of Subject Company)

THE KOREA FUND, INC.

(Name of Filing Person (Issuer))

COMMON SHARES OF BENEFICIAL INTEREST, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

500634209

(CUSIP Number of Class of Securities)

Thomas J. Fuccillo, Secretary

Allianz Global Investors U.S. LLC

1633 Broadway

New York, New York 10019

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Filing Person)

Copies to:

David C. Sullivan, Esq.

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE:
$28,257,538.54(a)	$3,275.05(b)

(a)	The transaction value was calculated by multiplying 653,807 Common Shares of The Korea Fund, Inc. by $43.22, (98% of Net Asset Value per share) as of the close of ordinary trading on the New York Stock Exchange on May 23, 2017.
(b)	Calculated at $115.90 per $1,000,000 of the Transaction Valuation.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1.	Amount Previously Paid: $3,076.52

Form or Registration No.: Schedule TO

Filing Party: The Korea Fund, Inc.

Date Filed: April 26, 2017

2.	Amount Previously Paid: $198.53

Form or Registration No.: Schedule TO
Filing Party: The Korea Fund, Inc.
Date Filed: May 24, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

EXPLANATORY NOTE

This Amendment No. 2 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on the Schedule TO initially filed with the Securities and Exchange Commission (the “SEC”) on April 26, 2017 by The Korea Fund, Inc., a non-diversified, closed-end management investment company organized as a Maryland Corporation (the “Fund”), pursuant to Rule 13e-4 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Fund’s offer to purchase for cash up to 653,807 shares of the Fund’s issued and outstanding common shares of beneficial interest, par value $0.01 per share, upon the terms and subject to conditions contained in the Offer to Purchase dated April 26, 2017 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”, which together with the Offer to Purchase and any amendments or supplements to either or both, constitute the “Offer”), at a purchase price equal to 98% of the Fund’s net asset value per share (“NAV”) determined as of May 23, 2017 at the close of ordinary trading on the New York Stock Exchange.

This Amendment No. 2 to Schedule TO is intended to satisfy the requirements pursuant to Rule 13e-4(c)(3) of the Exchange Act.

The information in the Offer to Purchase and the Letter of Transmittal, previously filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, is incorporated by reference into this Amendment No. 1 in answer to Items 1 through 9 and Item 11 of the Schedule TO.

ITEM 10.	FINANCIAL STATEMENTS.

Not applicable.

ITEM 12.	EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(5)(iv) Press Release dated May 30, 2017.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE KOREA FUND, INC.
/s/ Thomas J. Fuccillo
Thomas J. Fuccillo
Secretary and Chief Legal Officer

May 30, 2017

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

(a)(1)(i)	Letter to Shareholders from the Chairman of the Board of Directors of the Fund and Offer to Purchase.[1]

(a)(1)(ii)	Letter of Transmittal.[1]

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.[1]

(a)(1)(iv)	Letter to Clients and Client Instruction Form.[1]

(a)(1)(v)	Notice of Guaranteed Delivery.[1]

(a)(1)(vi)	Notice of Withdrawal.[1]

(a)(5)(i)	Press Release dated April 18, 2017.[2]

(a)(5)(ii)	Press Release dated April 26, 2017.[1]

(a)(5)(iii)	Press Release dated May 24, 2017.[3]

(a)(5)(iv)	Press Release dated May 30, 2017 - filed herewith

(d)(1)	Depositary Agreement between the Fund and American Stock Transfer & Trust Company LLC. [1]

(d)(2)	Information Agent Engagement Letter between the Fund and AST Fund Solutions, LLC. [1]

(d)(3)	Investment Management Agreement with Allianz Global Investors U.S. LLC dated April 1, 2013[1]

(d)(4)	Transfer Agency and Service Agreement with American Stock Transfer & Trust Company, LLC dated August 4, 2015.[1]

(d)(5)	Custodian Agreement with State Street Bank and Trust Company dated January 31, 2013.[1]

[1]	Previously filed on Schedule TO via EDGAR on April 26, 2017 and incorporated herein by reference.
[2]	Previously filed on Schedule TO via EDGAR on April 19, 2017 and incorporated herein by reference.
[3]	Previously filed on Schedule TO via EDGAR on May 24, 2017 and incorporated herein by reference.